UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)
The Nasdaq Stock Market, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
631103108

(CUSIP Number)
Hellman & Friedman Capital Partners IV, L.P., H&F International Partners IV-A, L.P., H&F International
Partners IV-B, L.P., H&F Executive Fund IV, L.P. and H&F Investors IV, LLC
c/o H&F Investors IV, LLC
One Maritime Plaza, 12th Floor
San Francisco, CA 94111
(415) 788-5111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 14, 2007

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	631103108

1	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): H&F Investors IV, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☑

3	SEC Use Only:

4	Source of Funds (See Instructions):

OO, BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

☐

6	Citizenship or Place of Organization:

Delaware

	7	Sole Voting Power:

Number of		0*

Shares	8	Shared Voting Power:
Beneficially
Owned by		3,098*

Each	9	Sole Dispositive Power:
Reporting
Person		0*

With	10	Shared Dispositive Power:

3,098*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,098*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

13	Percent of Class Represented by Amount in Row (11):

Less than 0.1%**

14	Type of Reporting Person (See Instructions):

OO
*   See Item 5 below
**The calculation of the foregoing percentage is based on 114,532,316 shares of Issuer Common Stock outstanding as of October 31, 2007, as reported in the Issuer’s Prospectus Supplement No. 2 filed on November 13, 2007.

CUSIP No.	631103108

1	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only): Hellman & Friedman Capital Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☑

3	SEC Use Only:

4	Source of Funds (See Instructions):

OO, BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

☐

6	Citizenship or Place of Organization:

California

	7	Sole Voting Power:

Number of		0*

Shares	8	Shared Voting Power:
Beneficially
Owned by		3,098*

Each	9	Sole Dispositive Power:
Reporting
Person		0*

With	10	Shared Dispositive Power:

3,098*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,098*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

13	Percent of Class Represented by Amount in Row (11):

Less than 0.1%**

14	Type of Reporting Person (See Instructions):

PN
*   See Item 5 below
** The calculation of the foregoing percentage is based on 114,532,516 shares of Issuer Common Stock outstanding as of October 31, 2007, as reported in the Issuer’s Prospectus Supplement No. 2 filed on November 13, 2007.

CUSIP No.	631103108

1	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only): H&F Executive Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☑

3	SEC Use Only:

4	Source of Funds (See Instructions):

OO, BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

☐

6	Citizenship or Place of Organization:

California

	7	Sole Voting Power:

Number of		0*

Shares	8	Shared Voting Power:
Beneficially
Owned by		3,098*

Each	9	Sole Dispositive Power:
Reporting
Person		0*

With	10	Shared Dispositive Power:

3,098*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,098*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

13	Percent of Class Represented by Amount in Row (11):

Less than 0.1%**

14	Type of Reporting Person (See Instructions):

PN
*   See Item 5 below
** The calculation of the foregoing percentage is based on 114,532,516 shares of Issuer Common Stock outstanding as of October 31, 2007, as reported in the Issuer’s Prospectus Supplement No. 2 filed on November 13, 2007.

CUSIP No.	631103108

1	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only): H&F International Partners IV-A, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☑

3	SEC Use Only:

4	Source of Funds (See Instructions):

OO, BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

☐

6	Citizenship or Place of Organization:

Delaware

	7	Sole Voting Power:

Number of		0*

Shares	8	Shared Voting Power:
Beneficially
Owned by		3,098*

Each	9	Sole Dispositive Power:
Reporting
Person		0*

With	10	Shared Dispositive Power:

3,098*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,098*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

13	Percent of Class Represented by Amount in Row (11):

Less than 0.1%**

14	Type of Reporting Person (See Instructions):

PN
*   See Item 5 below
** The calculation of the foregoing percentage is based on 114,532,516 shares of Issuer Common Stock outstanding as of October 31, 2007, as reported in the Issuer’s Prospectus Supplement No. 2 filed on November 13, 2007.

CUSIP No.	631103108

1	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only): H&F International Partners IV-B, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☑

3	SEC Use Only:

4	Source of Funds (See Instructions):

OO, BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

☐

6	Citizenship or Place of Organization:

California

	7	Sole Voting Power:

Number of		0*

Shares	8	Shared Voting Power:
Beneficially
Owned by		3,098*

Each	9	Sole Dispositive Power:
Reporting
Person		0*

With	10	Shared Dispositive Power:

3,098*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,098*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

13	Percent of Class Represented by Amount in Row (11):

Less than 0.1%**

14	Type of Reporting Person (See Instructions):

PN
*   See Item 5 below
** The calculation of the foregoing percentage is based on 114,532,516 shares of Issuer Common Stock outstanding as of October 31, 2007, as reported in the Issuer’s Prospectus Supplement No. 2 filed on November 13, 2007.

CUSIP No. 631103108
This Amendment No. 4 supplements and amends Items 4 and 5 of the statement on Schedule 13D filed on May 2, 2005 by Hellman & Friedman Capital Partners IV, L.P. (“HFCP IV”), H&F International Partners IV-A, L.P. (“HFIP IV-A”), H&F International Partners IV-B, L.P. (“HFIP IV-B”), H&F Executive Fund IV, L.P. (“HFEF IV” and, together with HFCP IV, HFIP IV-A and HFIP IV-B, the “H&F Partnerships”) and H&F Investors IV, LLC (“H&F Investors” and, together with the H&F Partnerships, the “Reporting Persons”), as amended by Amendments Nos. 1, 2 and 3 thereto (as so amended, the “Schedule 13D”), relating to the common stock, $0.01 par value per share (“Issuer Common Stock”), of The Nasdaq Stock Market, Inc., a Delaware corporation (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.
Item 4.  Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the amendments and supplements to Item 5 herein, and by adding immediately prior to the penultimate paragraph of Item 4 the following:
     The sales of Issuer Common Stock pursuant to the Purchase Agreement was completed on November 14, 2007 as described below in Item 5.
Item 5.  Interest in Securities of the Issuer
     Items 5(a) and (b) of Schedule 13D are hereby amended and supplemented by deleting them in their entirety and replacing them with the following:
     The information contained in the cover pages to Amendment No. 2 to the Schedule 13D is incorporated herein by reference.
     On November 14, 2007, pursuant to the Underwriting Agreement, HFCP IV, HFIP IV-A, HFIP IV-B and HFEF IV sold respectively 18,979,866, 3,115,622, 1,027,758 and 422,122 shares of Issuer Common Stock (23,545,368 shares in total) to Morgan Stanley & Co. Incorporated at a purchase price of $43.26 per share (the “Resale”).
     Patrick Healy, a member of H&F Investors and a current director of the Issuer, holds for the benefit of the H&F Partnerships 3,098 shares of restricted Issuer Common Stock, which in the aggregate represents less than 0.1% of the Issuer Common Stock outstanding. The H&F Partnerships have shared voting and dispositive power with respect to such restricted Issuer Common Stock.
     As the general partner of each of the H&F Partnerships, H&F Investors may be deemed to have beneficial ownership of the shares of Issuer Common Stock over which any of the H&F Partnerships has voting or dispositive power.  Accordingly, H&F Investors may be deemed to have sole voting and dispositive power with respect to, and beneficially own, an aggregate of 3,098 shares of Common Stock, representing less than 0.1% of the Issuer Common Stock outstanding as of the completion of the Resale on November 14, 2007 (based on 114,532,516 shares of Issuer Common Stock outstanding as of October 31, 2007, as reported in the Issuer’s Prospectus Supplement No. 2 filed on November 13, 2007).
     The investment decisions of H&F Investors are made by the investment committee of H&F Investors.  The managing members of H&F Investors and the investment committee have power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Issuer Common Stock that may be deemed to be beneficially owned by H&F Investors.  As a result, each of the managing members of H&F Investors and each of the members of the investment committee may be deemed to beneficially own the shares of Common Stock that H&F Investors may be deemed to beneficially own.  Each of the managing members of H&F Investors and each of the members of the investment committee disclaims beneficial ownership of the shares of Common Stock that H&F Investors may be deemed to beneficially own, except to the extent of his or her indirect pecuniary interest, if any, therein.

CUSIP No. 631103108
     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any other person described in Item 2 hereof is the beneficial owner of the Issuer Common Stock referred to herein or is a member of any “group” for purposes of Section 13(d) of the Securities Exchange Act or for any other purpose, and such beneficial ownership and membership in any such group is expressly disclaimed.
     Item 5(e) of the Schedule 13D is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:
     As a result of the Resale, each Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer Common Stock on November 14, 2007.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 16, 2007

H&F INVESTORS IV, LLC

By:	HELLMAN & FRIEDMAN LLC, its Administrative Manager

	By:	/s/ Georgia Lee
Name: Georgia Lee
Title: Managing Director

HELLMAN & FRIEDMAN CAPITAL PARTNERS IV, L.P.

By:	H&F INVESTORS IV, LLC, its General Partner

	By:	Hellman & Friedman LLC, its Administrative Manager

		By:	/s/ Georgia Lee
Name: Georgia Lee
Title: Managing Director

H&F EXECUTIVE FUND IV, L.P.

By:	H&F INVESTORS IV, LLC, its General Partner

	By:	Hellman & Friedman LLC, its Administrative Manager

		By:	/s/ Georgia Lee
Name: Georgia Lee
Title: Managing Director

H&F INTERNATIONAL PARTNERS IV-A, L.P.

By:	H&F INVESTORS IV, LLC, its General Partner

	By:	Hellman & Friedman LLC, its Administrative Manager

		By:	/s/ Georgia Lee
Name: Georgia Lee
Title: Managing Director

H&F INTERNATIONAL PARTNERS IV-B, L.P.

By:	H&F INVESTORS IV, LLC, its General Partner

	By:	Hellman & Friedman LLC, its Administrative Manager

		By:	/s/ Georgia Lee
Name: Georgia Lee
Title: Managing Director